UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On April 15, 2026, Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”) entered into a Securities Purchase Agreement (the “Agreement”) with an institutional investor for the purchase of 12,000,000 class A ordinary shares, no par value per share of the Company, at the price of $0.207 per share, by the investor. The closing of the transaction is expected to take place in the second quarter of 2026, subject to the satisfaction of the customary closing conditions, including necessary regulatory approvals, if applicable.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

This Report on Form 6-K and the information contained herein shall be deemed to be furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements.

This Report on Form 6-K contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks relating to the satisfaction of closing conditions, the receipt of regulatory approvals (including approvals by Nasdaq), and the timing and completion of the transaction.

Exhibit Index

Exhibit

10.1	Securities Purchase Agreement dated April 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2026	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer